Exhibit 99.1

NEWS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES INC. ANNOUNCES EXECUTION OF AN ACQUISITION AGREEMENT WITH LOUVEM MINES INC.

MONTREAL, Quebec, Canada, May 18, 2010 - Richmont Mines Inc. ("Richmont") (TSX - NYSE Amex: RIC) announces that it has entered into an Acquisition Agreement and an Amalgamation Agreement with Louvem Mines Inc. ("Louvem") pursuant to which Richmont will acquire all of the issued and outstanding shares of Louvem not currently owned by Richmont through an amalgamation. Richmont currently owns approximately 70% of the shares of Louvem. Pursuant to these agreements, Louvem and 9222-0383 Québec Inc., a wholly-owned subsidiary of Richmont, will amalgamate under Part IA of the Companies Act (Quebec) and the shareholders of Louvem will ultimately receive one share of Richmont for each 5.4 shares of Louvem held (the "Transaction"). Richmont expects to issue approximately 1.4 million common shares if the Transaction is completed. The Transaction must be approved by the holders of a majority of Louvem’s shares, excluding those held by Richmont, present in person or represented by proxy at the Louvem shareholders meeting. Louvem shareholders holding approximately 54% of the Louvem shares not already owned by Richmont, have agreed to vote in favour of the Transaction.

Richmont and Louvem previously announced Richmont’s intention to acquire the shares it does not already own in Louvem in a joint press release issued March 31, 2010.

The Transaction is also subject to the approval of the TSX Venture Exchange, the TSX and the NYSE Amex. The meeting at which the shareholders of Louvem will be called upon to vote on the Transaction will be held on June 18, 2010.

If approved by Louvem shareholders, Richmont expects the Transaction to be completed on or before June 30, 2010. There can be no assurance that the Transaction will be completed.

About Richmont Mines Inc.
Richmont has produced over 1,000,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. With extensive experience in gold exploration, development and mining, the Company is well positioned to cost-effectively build its North American reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

About Louvem Mines Inc.
Louvem has a 50% interest in the Beaufor Mine and owns other exploration properties located near Vald’Or, in northwestern Quebec, Canada. More information on Louvem Mines can be found on its website (www.louvem.com).

For more information, please contact:

Jennifer Aitken	Media Contact:
Investor Relations	Marco Wingender
RICHMONT MINES INC.	EDELMAN Public Relations
Phone: 514 397-1410	Phone: 514 844-6665 ext. 240
E-mail: jaitken@richmont-mines.com	E-mail: marco.wingender@edelman.com